Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this pre-effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333- 288616) and related Prospectus of Century Therapeutics, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, units and subscription rights, and to the incorporation by reference therein of our report dated March 19, 2025, with respect to the consolidated financial statements of Century Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 5, 2026